UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  GUNTHER INTERNATIONAL, LTD.
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                                (Name of Issuer)

                                 Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                   403203 10 2
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                                 (CUSIP Number)

                                Stephen V. Burger
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
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                     (Name, Address and Telephone Number of Person Authorized
                              to Receive Notices and Communications)

                                 June 25, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403203 10 2

1   NAME OF REPORTING PERSON: June H. Geneen, Executor
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [x]
                                                           (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF         7     SOLE VOTING POWER:   -0-
   SHARES
BENEFICIALLY        8     SHARED VOTING POWER:   1,613,313 Shares
  OWNED BY
    EACH            9     SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH         10    SHARED DISPOSITIVE POWER:  1,613,313 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:   1,613,313 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.6%

14  TYPE OF REPORTING PERSON: IN



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




CUSIP No. 403203 10 2

1   NAME OF REPORTING PERSON: Phil E. Gilbert, Jr., Executor
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [x]
                                                           (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF         7     SOLE VOTING POWER:   -0-
   SHARES
BENEFICIALLY        8     SHARED VOTING POWER:   1,613,313 Shares
  OWNED BY
    EACH            9     SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH         10    SHARED DISPOSITIVE POWER:  1,613,313 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:   1,613,313 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.6%

14  TYPE OF REPORTING PERSON: IN



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





CUSIP No. 403203 10 2

1 NAME OF REPORTING PERSON: United States Trust Company of New York I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 13-381-8954

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [x]
                                                           (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF         7     SOLE VOTING POWER:   -0-
   SHARES
BENEFICIALLY        8     SHARED VOTING POWER:   1,613,313 Shares
  OWNED BY
    EACH            9     SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH         10    SHARED DISPOSITIVE POWER:  1,613,313 Shares

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:   1,613,313 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.6%

14  TYPE OF REPORTING PERSON: CO

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


     This Amendment No. 3 to the Statement on Schedule 13D dated November 24, 1998, and previously amended on January 20, 1999, and April 30, 1999, of June H. Geneen, Phil E. Gilbert, Jr., Thomas W. Keesee, Jr. and United States Trust Company of New York (collectively, the "Executors"), as co-executors of the Estate of Harold S. Geneen (the "Estate"), is being filed as a result of the
Recapitalization Agreement made and entered into on June 25, 2001 (the "Recapitalization Agreement"), by and among Gunther International, Ltd. (the "Issuer"), the surviving Executors, Gunther Partners, LLC ("GP"), Park Investment Partners, Inc. ("Park Investment"), and Gerald H. Newman. The Recapitalization Agreement is included in this Amendment No. 3 as Exhibit 7 to this Statement. Capitalized terms herein which are not defined herein shall have the same meanings as in this Statement on Schedule 13D as previously amended.

Item 2. Identity and Background

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     This Statement is being filed by the following persons in their capacities as executors of the Estate of Harold S. Geneen (the "Estate"): June H.
Geneen; Phil E. Gilbert, Jr. and United States Trust Company of New York. Such persons are hereinafter referred to collectively as the "Executors." The Executors and Thomas W. Keesee, Jr. qualified as executors of the Estate by the issuance on December 29, 1997, of final letters testamentary by the Surrogate's Court in and for the County of New York. Thomas W. Keesee, Jr. died on January 30, 2000.

     Following is certain information concerning the Executors:

I.      Name                             -     June H. Geneen

        Residence Address                -     740 Jockey Hill Road
                                               Lisbon, New Hampshire  03585

        Present Principal Occupation
        Or Employment                    -     None

        Citizenship                      -     United States

II.     Name                             -     Phil E. Gilbert, Jr.

        Residence Address                -     1595 Spring Valley Road
                                               Ossining, New York  10562

        Present Principal Occupation
        Or Employment                    -     Attorney

        Citizenship                      -     United States



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III.    Name                             -     United States Trust Company
                                                  of New York

        State of Organization            -     New York

        Principal Business               -     State chartered bank and
                                                  trust company

        Address of Principal Business
        and Principal Office             -     114 West 47th Street
                                               New York, New York  10036



     During the last five years, none of the Executors has been convicted in any criminal proceeding, or has been a party to a civil proceeding as a result of which such Executor was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

        The Recapitalization Agreement provides for or contemplates the following transactions:

1. In connection with the dissolution of Park Investment, it will distribute 693,744.5 shares of Common Stock to each of the Estate and Gerald H. Newman, each of which is a 50% owner of Park Investment.

2. On or prior to July 25, 2001, GP will purchase from the Estate for the benefit of the Issuer (a) 919,568.5 shares of Common Stock for an aggregate purchase price of $137,935.00, or $.15 per share, and (b) two promissory notes of the Issuer in the aggregate principal amount of $1,851,168.75 for an aggregate purchase price of $500,000.00.

3. As a result of the transactions described in paragraphs 1 and 2, the Estate will cease to be the beneficial owner of any shares to Common Stock.

4. The Issuer will use its reasonable best efforts to effectuate a rights offering to its existing shareholders to purchase on a pro rata basis up to 16,000,000 shares of Common Stock at a price of $.50 per share. The Issuer will use a portion of the net proceeds from that offering (a) to purchase from GP the shares and notes described in paragraph 2 above for the same aggregate purchase price as GP paid the Estate ($637,935.00), and (b) to fund the payment in full of $4,500,000 of indebtedness to GP and $500,000 of indebtedness to Robert Spiegel.


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





5. In order to effectuate the rights offering, the Issuer will submit to its shareholders a proposal to amend its certificate of incorporation to increase the number of shares of authorized Common Stock from 16,000,000 to 32,000,000.

6. If the Issuer's stockholders other than GP do not subscribe for and purchase all the shares offered to them in the rights offering, GP will purchase up to 14,000,000 shares of the Common Stock in the rights offering.

7. As described in Amendment No. 2 to this Statement, the Issuer, Park Investment, Gerald H. Newman, GP, the Estate, Four Partners and Robert Spiegel entered into a Voting Agreement dated as of October 2, 1998 (the "Voting Agreement"), in which the parties agreed to vote all shares of capital stock of the Issuer owned by them at any time for election to the Board of Directors of the Issuer of a number of individuals nominated by GP sufficient to constitute a majority of the Board of Directors, one individual nominated by the Estate and one individual nominated by Park Investment. At present, Marc I. Perkins, Robert Spiegel, George A. Snelling and Thomas M. Steinberg are the nominees of GP, Steven S. Kirkpatrick is the nominee of the Estate, and Gerald H. Newman is the nominee of Park Investment. Upon the completion of the purchases described in paragraph 2 above, the Voting Agreement will terminate in accordance with its terms; however, Mr. Kirkpatrick and Mr. Newman intend to remain as directors and stand for re-election if nominated, without the benefit of the Voting Agreement.


        Apart from the foregoing, none of the Executors has a plan or proposal which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

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


          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or


          (j) any action similar to any of those enumerated above.



Item 5. Interest in Securities of the Issuer

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

        (a) and (b) The Executors are the joint beneficial owners of an aggregate of 1,613,313 shares of Common Stock, or approximately 37.6% the 4,291,769 shares of Common Stock which, the Issuer has advised the Executors, are outstanding currently. These 1,613,313 shares are comprised of:

               (1) 225,824 shares of Common Stock held by the Estate, as to which shares the Executors share voting and dispositive power with each other; and

               (2) 1,387,489 shares of Common Stock held by Park Investment (a corporation which is 50% owned by the Estate), as to which shares the Executors share voting and dispositive power with each other and with Gerald H. Newman (the other 50% owner of Park Investment):

        See Item 4 in Amendment No. 2 to this Statement for a description of certain voting rights shared by the Executors, Park Investment and Mr. Newman with GP, Four Partners, Four-Fourteen Partners, LLC and Robert Spiegel pursuant to the Voting Agreement.

        The Executors have been advised that Gerald H. Newman is a citizen of the United States and is principally employed as a private investor. His business address is 17161 Coral Cove Way, Boca Raton, Florida 33496. To the best knowledge of the Executors, during the past five years, Mr. Newman has not been convicted in any criminal proceeding, and has not been a party to a civil proceeding as a result of which he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


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




        (c) No transactions in the Common Stock have been effected by the Executors or the Estate during the past 60 days.

        (d) No person other than the Estate, the Executors, Park Investment and Mr. Newman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

        (e)    Not applicable.




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

        The summaries set forth in Item 4 of this Amendment No. 3 of certain provisions of the Recapitalization Agreement and the Voting Agreement are hereby incorporated by reference in this Item 6 and are qualified in their entirety by reference to the full text of such documents, which are exhibits to this
Schedule 13D and are hereby incorporated by reference in this Item 6.

        Except as described in Item 4 of this Amendment No. 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Executors or between them and any other person with respect to the securities of the Issuer, including but not limited to contracts, arrangements or understandings with respect to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be filed as Exhibits

Exhibit 7. Recapitalization Agreement made and entered into the 25th day of June, 2001, by and among the Issuer, the Executors, GP, Park Investment and Gerald H. Newman.


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


                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   July 13, 2001

                                                 /s/ June H. Geneen
                                            ------------------------------------
                                                 June H. Geneen


                                                 /s/ Phil E. Gilbert, Jr.
                                            ------------------------------------
                                                 Phil E. Gilbert, Jr.



                                            UNITED STATES TRUST COMPANY
                                                  OF NEW YORK



                                            By   /s/ George P. Ligotti
                                                --------------------------------
                                                     George P. Ligotti
                                                     Vice President





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